INFOSYS TECHNOLOGIES LIMITED
Registered office
Electronics City, Hosur Road, Bangalore 560 100, India

ATTENDANCE SLIP

Extraordinary General Meeting – November 7, 2006

Regd. Folio No. / DP Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

No. of shares held ☐☐☐☐☐☐☐☐☐☐

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the EXTRAORDINARY GENERAL MEETING of the Company at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 9.00 a.m. on Tuesday, November 7, 2006.

....

Name of the member / proxy
(in BLOCK letters)

....

Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.

.... Please tear here ....

INFOSYS TECHNOLOGIES LIMITED
Registered office
Electronics City, Hosur Road, Bangalore 560 100, India

PROXY FORM

Extraordinary General Meeting – November 7, 2006

Regd. Folio No. / DP Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

I / We.. of ....in the district of ....being a member / members of the Company hereby appoint.. of .... in the district of .... or failing him / her .... of .... in the district of .... as my / our proxy to vote for me / us on my / our behalf at the EXTRAORDINARY GENERAL MEETING of the Company to be held at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 9.00 a.m. on Tuesday, November 7, 2006 and at any adjournment(s) thereof.

Signed this .... day of .... 2006.

Affix
Fifteen
Paise
Revenue
Stamp

Signature ....

Note: This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.